NH HOTELES

Santa Engracia, 120
Edificio Central
28003 Madrid. España
t. +34 91 451 97 27
f. +34 91 451 97 29
nh@nh-hotels.com
www.nh-hotels.com

06019219

November, 2006

SEC MAIL PROCESSING RECEIVED
DEC 07 2006
WASH. D.C. 213 SECTION

SUPPL

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on November-, 2006 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Roberto Chollet
Chief Financial Officer

dlw 12/14

NH HOTELES S.A.
Inscrita en el Registro Mercantil de Madrid, Tomo 576 general, Libro 176 de la sección 3.ª,
Folio 34 vuelto, Hoja n.º 1467 - C.I.F. A-28027944

FILE NUMBER
82 - 4780

SIGNIFICANT EVENT

NH ITALIA SRL SIGNS AN AGREEMENT WITH JOKER PARTICIPAZIONI SRL AND BANCA INTESA SPA FOR THE TAKEOVER OF JOLLY HOTELS SPA

On the current day and in relation to a project aimed at the creation of an international primary hotel chain, NH Italia SRL. -*joint venture between one of the main international hotel operators, NH Hoteles SA* (51%) *and Banca Intesa SPA.*(49%)- along with Joker Participazioni SRL ("Joker")- *the current major shareholder of Jolly Hotels S.p.A. ("Jolly Hotels")*-, have signed a master agreement which sets out a number of transactions that will allow NH Italia to become the controlling shareholder of Jolly Hotels S.p.A. (hereinafter the "**Agreement**").

NH Hoteles is one of the main international hotel operators and ranks third among European business hotels. It currently operates 269 hotels with 38,967 rooms in 19 countries among Europe, Latin America and Africa and a pipeline of 25 new projects comprising 5,000 new rooms. The market positioning in Italy of Jolly Hotels, The know how and the expertise of an international hotel operator as NH Hoteles and the Institutional presence across the country of Banca Intesa, represent the basis of an important operation aimed at the creation of the Italian largest hotel chain, which guarantees, at the same time, a great capacity for growth.

In particular, the Agreement contemplates that, before 30th November, 2006, the parties shall carry out the following operations.

- The setting-up of a new limited liability company named "Grande Jolly SRL" ("Grande Jolly"), with an initial share-capital of Euro12 million, fully subscribed and paid up to for an amount equal by NH Italia (51%), by Joker (42%) and by Banca Intesa (7%) ("Initial Share-Capital").

- NH Italia, Joker, Banca Intesa and Grande Jolly shall execute a shareholders agreement in order to regulate the governance of Jolly Hotels and Grande Jolly and the lock up provisions concerning the shareholding held by Joker in Jolly Hotels and Grande Jolly. The execution of the shareholders agreement will allow NH Italia to appoint the majority of the members of Grande Jolly's Board of Directors and, eventually, Jolly Hotels.

- NH Italia, which currently owns 4,000,001 ordinary shares equal to 20% of the entire share-capital of Jolly Hotels, shall contribute in kind, through a share capital increase reserved to NH Italy, its entire shareholding in Jolly Hotels to Grande Jolly.

FILE NUMBER
82 - 4780

- Joker, which currently owns 9,964,609 ordinary shares and 45,716 saving shares equal to 49.97% of the entire share-capital of Jolly Hotels, shall execute a forward sale agreement, which will provide for the transfer to NH Italia of a number ordinary shares equal to 25.7% of the share capital of Jolly Hotels for a price of Euro 25 per share, and for a total consideration of Euro 128.5 million, on a date before the next 31st July, 2007. Such sale shall be carried out by Joker, alternatively:

    - Through the sale at the price of the corresponding value in cash that will be partially be reinvested in Grande Jolly through a Euro 82.3 million share capital increase fully subscribed and paid up or;

    - Through a capital increase of Grande Jolly reserved to Joker contributed with the 25.7% of the shares of Jolly.

- Following the execution of the described transactions, further capital increases of Grande Jolly will be resolved and subscribed in order to grant Banca Intesa, NH Italia and Joker to maintain the shareholdings initially held in Grande Jolly.

- Joker shall execute with Grande Jolly a put and call option agreement relating to the residual shareholding held by Joker in Jolly Hotels, equal to 24,4 % of the share-capital of Jolly Hotels, for a strike price of Euro 25 per share for a total consideration of Euro 121.7 million. Such put and call agreement shall provide for:

    - A selling right of Joker, that can be exercised until 31st December, 2009; and;

    - A purchasing right of Grande Jolly that can be exercised starting from the expiration of the term aforementioned and for the following 6 month period.

- Banca Intesa, which currently owns 884,289 ordinary shares equal to 4.4% of the entire share-capital of Jolly Hotels, will execute with Grande Jolly a put and call option agreement relating to such holdings for a strike price of Euro 25 per share. Such put and call option agreement shall provide for:

    - A selling right of Banca Intesa, that can be exercised until 31st October, 2007 for a total consideration of Euro 22.1 million and;

    - A purchasing right of Grande Jolly that can be exercised during November of 2007 for the same total consideration of Euro 22.1 million.

- With reference to the entire shareholding that Joker will hold in Grande Jolly and to guarantee the success of the aforementioned operation and the conversion of the saving shares into ordinary shares, Joker will execute with NH Italia a second

put and call option agreement relating to such holdings. Such put and call agreement shall provide for:

- A selling right of Joker, that can be exercised until 31st December, 2010 at a price of Euro 25 per share and;
- A purchasing right of NH Italia that can be exercised starting from the expiration of the term aforementioned and for the following 6 month period at the same price of Euro 25 per share.

The total value consideration of the share holding related to this contract totals Euro 87.4 million in the event that, in regard to the sell and purchase option agreement described above, Joker chose to be paid in cash. In the event that Joker chose the other alternative, the total value consideration would amount to Euro 133.5 million.

- Joker shall appoint Spafid SPA as trustee [mandato di amministrazione fiduciaria] regarding the shareholdings of Joker in Jolly Hotels and Grande Jolly, with the instructions of carrying out any required activity in order to finalize certain transactions and certain transfers in favor of Grande Jolly, according to the provisions of the Agreement. The voting rights and any linked right, related to the shareholding in Jolly Hotels equal to 25,7%, shall be exercised by the trustee pursuant to the instructions issued by Grande Jolly until the closing of such shareholdings' transfer to the latter.

The Parties have undertaken to grant that the extraordinary meeting of shareholders and the special meetings of saving shareholders of Jolly Hotels will be held in order to resolve the mandatory conversion of the saving shares into ordinary shares on the basis of one ordinary share per every one saving share held.

The coverage of the operations aforementioned will be guaranteed through a series of financial instruments conceded by Banca Intesa.

The effectiveness of the Agreement and the transactions provided for by the Agreement, is subject to the condition precedent of the clearance of the competent Antitrust Authority.

The transactions, shall trigger the mandatory total takeover bid by Grande Jolly of the outstanding ordinary shares of Jolly Hotels (all the ordinary shares which are not owned by Grande Jolly, NH Italia, Joker and Banca Intesa), at the same price of Euro 25 per share, within 30 days from the occurrence of the aforementioned condition precedent.

The mandatory tender offer will be paid in cash by Grande Jolly for a maximum total consideration of Euro 128 million.

In the event that the mandatory takeover would allow for owning a shareholding higher than 90% of the ordinary share-capital of Jolly Hotels, the bidder will make a residual

FILE NUMBER
82 - 4780

takeover within the terms provided for by the legislation in force, in order to achieve the delisting of Jolly Hotels.

82--4780

NH HOTELES



COMMUNICATION DEPARTMENT



NH HOTELES
Santa Engracia 120 Edif. Central 7ª
28003 Madrid
T: +34 91 451 97 62 / 18
F: +34 91 451 97 20
www.nh-hotels.com
comunicacion@nh-hotels.com

Banca Intesa JOKER NH HOTELES

BANCA INTESA, JOKER AND NH HOTELES SET UP GRANDE JOLLY, THE ITALIAN LARGEST HOTEL CHAIN

- **Grande Jolly will launch a mandatory public tender offer for the outstanding ordinary shares of Jolly Hotels (25%)**

- **A worldwide hotel chain NH Hotels together with more than 70 hotels in Italy**

Milan, November 11th 2006 – Banca Intesa, Joker and NH Italia have signed a master agreement aimed at the creation of the largest Italian hotel chain. The purpose of the transaction is the view, common to all the parties to the agreement, that size and global view are nowadays essential conditions to create the first hotel chain, strategically important, of our Country.

The master agreement provides that Banca Intesa, Joker and NH Italia will set-up a new limited liability company named Grande Jolly, in order to control not less than 75% of the share capital of Jolly Hotel, adding the shareholdings currently held in Jolly Hotel by the parties, equal respectively to 4.4%, more than 50% and more than 20% of the share capital.

The Newco corporate capital will be held as follows:

- 51% NH Italia (joint venture between NH Hotels [51%] and Banca Intesa [49%])
- 42% Joker
- 7% Banca Intesa

Grande Jolly will launch a mandatory public tender offer for outstanding ordinary shares of Jolly Hotels, equal to 25% of the share-capital of the latter. The offered unit share price - pursuant to the European regulation - will be equal €25. This price is the same agreed by the parties in the transaction.

The transaction will be financed by NH Hoteles and Banca Intesa by means of a €200M NH Italia capital increase. The share capital increase will be subscribe by NH Hoteles [€114M] and Banca Intesa [€86M].

NH HOTELES
COMMUNICATION DEPARTMENT
NH HOTELES
Santa Engracia 120 Edif. Central 7ª
28003 Madrid
T: +34 91 451 97 62 / 18
F: +34 91 451 97 20
www.nh-hotels.com
comunicacion@nh-hotels.com

The new hotel chain will hold – either directly or indirectly – 70 hotel facilities in Italy and abroad, that will be added to the 269 hotels already held by NH worldwide, 239 of which are located in Europe.

This transaction is consistent with the purpose of Banca Intesa to favor, also through participations in the share-capital of the companies, the development of the business of the groups operating in Italian key sectors.

Joker will contribute to the project also with the experience of the Zanuso family – that since decades has been controlling and managing Jolly Hotels, one of the most important Italian hotel chains – and the entrepreneurial contribution by Canova Partecipazioni, a company held by Antonio Favrin and Dario Segre, currently Chairman and director of Jolly Hotels' Board of Directors, respectively.

Thanks to the know-how and the international and national network of the Spanish group as NH Hoteles, lead by Gabriele Burgio (Chairman & CEO), a significant tourist flow towards our Country and a high managerial level of the hotel structures will be guaranteed.

NH Italia intends to confirm the tie with Jolly Hotels, recognizing the expertise of the managers and the whole staff.

Antonio Favrin will be appointed as Chairman of the Newco, Ugo Zanuso as Vice President and Gabriele Burgio as Managing Director. The mutual reliance among the parties will be reflected in the corporate governance of the Newco.

Tamburi & Associati acted as financial advisor for NH Italia and Mediobanca for Joker. d'Urso Munari Gatti acted as legal advisor for NH Italia and Chiomenti for Joker. Gianni Origoni & Partners acted as legal advisor for the banks with reference to the financing.

The effectiveness of the Agreement is subject to clearance form the competent Antitrust Authorities.

NH HOTELES INVESTOR RELATIONS DEPARTMENT
NH HOTELES
Santa Engracia 120
28003 Madrid
España
t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

Madrid, 13th November, 2006

NH HOTELES 9M TO SEPTEMBER SALES AND RESULTS

Hotel P&L	9M 2006	9M 2005	% Change	% Change Comparable*
Hotels Revenue	744.14	661.11	12.6%	9.5%
Hotels EBITDA	111.73	90.65	23.3%	31.20%
Hotels Net Income	24.52	17.27	42.0%	

Real Estate P&L	9M 2006	9M 2005	% Change
Real Estate Revenue	19.89	26.48	-24.9%
Real Estate Ebitda	7.77	11.17	-30.4%
Sotogrande Net Income	4.50	7.21	-37.6%

(*) At constant scope of consolidation

HOTEL ACTIVITY

- In the year to September 2006, RevPar at comparable Hotels in Europe increased by 10.8%. In the third quarter alone, RevPar increased by 9.6%, led by a continued strong performance in Northern and Southern Europe.
- ADR in comparable hotels in Europe rose by 8.5%, and was responsible for 78.5% of the total growth in RevPar.
- The improving trend at hotels in Latin America was maintained, with an accumulated increase in RevPar of 19.28% in comparable hotels.
- The German hotels achieved positive Ebitda of €3.6m on the back of the World Cup, a remarkable performance of the underlying business and contained lease costs owing to the renegotiation of 14 hotel contracts in Germany.
- Total Ebitda rose by 23.3% due to a better sales performance with higher occupancy and ADR. Nevertheless, excluding the effects of exceptional items in the accounts, Ebitda growth would have been 31.2%
- On a comparative basis, total Ebitda lost three percentage points between 2005 and 2006 due to the acceleration in the rate of new openings carried out since 2005, which has quadrupled the negative contribution from new openings. The reasons for this are as follows:
    - Under IFRS, costs of new openings may no longer be capitalised, as they were prior to 1st January 2005.
    - These hotels are obviously loss-making in their first few months of operations.

REAL ESTATE ACTIVITY

- Sotogrande's real estate business reported total sales of €19.89m, 25% down compared with the same period last year. The difference is explained by the product delivery schedule and the fewer number of plots sold, compared with houses and apartments.
- At end-June 2006, confirmed real estate sales not reflected in the accounts amounted to €99.7m, with an estimated margin of €39m. The majority of these sales were made in the residential development of "Ribera del Marlin" and "Los Cortijos de La Reserva". The figure for sales not reflected in the accounts at year-end 2005 was €79.9m.

FILE NUMBER
82-4780

NH HOTELES
Santa Engracia 120
28003 Madrid
España
+34 91 451 97 [illegible]
F +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

REVPAR 9M TO SEPTEMBER	AVERAGE ROOMS		OCCUPANCY %		ADR		REVPAR	
	2,006	2,005	2,006	% Var	2,006	% Var	2,006	% Var
Madrid	3,556	3,557	66.49%	0.85%	95.53	8.64%	63.52	9.56%
Barcelona	1,036	1,036	74.80%	3.07%	87.74	7.07%	65.63	10.36%
Rest of Spain & Portugal	5,478	5,480	66.25%	2.49%	75.84	6.07%	50.24	8.70%
Spain & Portugal Comparable	**10,070**	**10,073**	**67.22%**	**1.97%**	**84.08**	**7.12%**	**56.51**	**9.24%**
Total Non Comparable Spain & Portugal	1,587	682	55.09%	4.39%	91.36	-12.15%	50.33	-8.29%
TOTAL B.U. SPAIN & PORTUGAL	**11,657**	**10,754**	**65.57%**	**0.74%**	**84.91**	**6.41%**	**55.67**	**7.20%**
Italy Comparable	376	384	74.07%	4.13%	87.98	12.72%	65.17	17.38%
TOTAL B.U ITALY	**376**	**384**	**74.07%**	**4.13%**	**87.98**	**12.72%**	**65.17**	**17.38%**
Amsterdam	1,691	1,691	86.30%	1.60%	130.12	9.52%	112.29	11.28%
Brussels	942	943	68.65%	14.90%	80.63	-1.03%	55.35	13.72%
Sud Africa	241	240	54.08%	7.18%	58.99	3.93%	31.90	11.39%
Rest of Holland	2,915	2,914	66.32%	0.71%	73.44	8.09%	48.71	8.85%
Rest of Belgium	174	174	66.44%	5.34%	60.48	-0.07%	40.18	5.26%
Holland & Belgium & Others Comparable	**5,963**	**5,962**	**71.86%**	**3.25%**	**93.04**	**7.11%**	**66.86**	**10.59%**
Non Comparable Belgium & Holland & Others	937	747	70.87%	-4.16%	69.96	14.32%	49.58	9.56%
TOTAL B.U. HOLLAND&BELGIUM	**6,900**	**6,709**	**71.73%**	**2.35%**	**89.94**	**7.27%**	**64.51**	**9.79%**
Switzerland Comparable	562	562	73.40%	11.49%	74.80	0.52%	54.90	12.07%
Austria Comparable	969	969	77.08%	5.32%	73.79	5.02%	56.88	10.61%
Hungary Comparable	160	160	79.02%	-6.89%	61.28	15.19%	48.43	7.26%
Total Swit & Austria & Hungary Comp	**1,691**	**1,691**	**76.04%**	**5.84%**	**72.89**	**4.69%**	**55.42**	**10.80%**
Romania Non Comparable	70	0	45.91%		59.35		27.25	
TOTAL B.U. SWITZ&AUST&HUNG& ROM	**1,761**	**1,691**	**74.85%**	**4.18%**	**72.56**	**4.22%**	**54.31**	**8.57%**
Berlin	1,180	1,180	62.71%	-5.73%	65.96	15.73%	41.36	9.10%
Frankfurt	1,209	1,210	68.82%	1.99%	70.59	6.58%	48.58	8.70%
Munich	1,128	1,128	63.93%	-4.85%	75.58	24.57%	48.32	18.52%
Rest of Germany	4,971	4,971	61.21%	3.28%	59.11	11.21%	36.18	14.86%
Germany Comparable	**8,488**	**8,489**	**62.86%**	**0.59%**	**64.07**	**12.79%**	**40.28**	**13.45%**
Germany Non Comparable	465	182	54.83%	49.33%	73.72	46.74%	40.43	119.12%
TOTAL B.U. GERMANY	**8,953**	**8,670**	**62.45%**	**0.79%**	**64.51**	**13.73%**	**40.29**	**14.63%**
Total Europe Comparable	**26,588**	**26,599**	**67.53%**	**2.15%**	**79.53**	**8.50%**	**53.70**	**10.83%**
Total Europe Non Comparable	3,058	1,610	59.67%	-1.82%	80.55	5.73%	48.07	3.80%
TOTAL EUROPE CONSOLIDATED	**29,646**	**28,209**	**66.72%**	**1.39%**	**79.63**	**8.40%**	**53.12**	**9.91%**
Mercosur Comparable	1,052	1,045	69.65%	-1.94%	46.13	21.91%	32.13	19.54%
Mexico Comparable	1,255	1,255	72.20%	13.17%	72.24	5.41%	52.16	19.29%
Latin America Comparable	**2,307**	**2,300**	**71.04%**	**5.89%**	**60.56**	**12.65%**	**43.02**	**19.28%**
Mercosur Non Comparable	413	357	60.35%	-12.19%	59.26	31.32%	35.76	15.32%
Mexico Non Comparable	333	274	50.28%	17.31%	54.96	9.92%	27.64	28.94%
Latin America Non Comparable	746	631	55.85%	-2.85%	57.54	23.18%	32.14	19.67%
LATINAMERICA CONSOLIDATED	**3,053**	**2,931**	**67.33%**	**3.55%**	**59.95**	**14.36%**	**40.36**	**18.42%**
TOTAL CONSOLIDATED	**32,699**	**31,140**	**66.77%**	**1.59%**	**77.77**	**8.78%**	**51.93**	**10.51%**
Total Comparable NH	**28,895**	**28,899**	**67.81%**	**2.46%**	**77.94**	**8.67%**	**52.85**	**11.34%**
Total Non Comparable NH	3,804	2,241	58.93%	-1.55%	76.27	11.81%	44.95	10.07%
TOTAL NH	**32,699**	**31,140**	**66.77%**	**1.59%**	**77.77**	**8.78%**	**51.93**	**10.51%**

FILE NUMBER 82-4780

nH HOTELES

INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
España

[illegible]
[illegible]
investor.relations@nh-hotels.com
www.nh-hoteles.com

NH HOTELES, S.A. P&L ACCOUNT AS AT SEPTEMBER, 30th 2006	9M 2006 €m	9M 2006 %	9M 2005 €m	9M 2005 %	9M 2006/2005 Change: %
Room Revenues	738.88	96.7%	658.01	95.7%	12.3%
Real estate sales and other	19.67	2.6%	26.48	3.9%	-25.7%
Other non-recurring revenues	5.48	0.7%	3.10	0.5%	76.6%
TOTAL REVENUES	**764.03**	**100.0%**	**687.59**	**100.0%**	**11.1%**
Cost of real estate sales	-3.95	-0.5%	-6.79	-1.0%	-41.8%
Staff Cost	-257.08	-33.6%	-238.29	-34.7%	7.9%
Operating expenses	-242.90	-31.8%	-215.99	-31.4%	12.5%
Other Non-recurring expenses	-2.45	-0.3%	-1.09	-0.2%	125.5%
GROSS OPERATING PROFIT	**257.65**	**33.7%**	**225.44**	**32.8%**	**14.3%**
Lease payments and property taxes	-138.15	-18.1%	-123.62	-18.0%	11.8%
EBITDA	**119.50**	**15.6%**	**101.82**	**14.8%**	**17.4%**
Depreciation	-57.70	-7.6%	-50.07	-7.3%	15.2%
EBIT	**61.80**	**8.1%**	**51.75**	**7.5%**	**19.4%**
Interest income (expense)	-19.97	-2.6%	-13.47	-2.0%	48.2%
Income from minority equity interests	0.32	0.0%	-1.26	-0.2%	-125.4%
EBT	**42.15**	**5.5%**	**37.02**	**5.4%**	**13.9%**
Corporate income tax	-12.65	-1.7%	-8.05	-1.2%	57.1%
NET INCOME before minorities	**29.50**	**3.9%**	**28.97**	**4.2%**	**1.8%**
Minority interests	-0.48	-0.1%	-4.48	-0.7%	-89.3%
NET INCOME	**29.02**	**3.8%**	**24.49**	**3.6%**	**18.5%**

NH HOTELES
Santa Engracia 120
28003 Madrid
España
t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

- It is worth mentioning that since July, three existing hotels have been incorporated into the NH Hoteles group: two hotels in Berlin and another one in Hamburg. All are on leasing contracts, two of them with a call option agreement.

Switzerland, Austria and Hungary

- The trend posted in the first half of the year has continued steadily during the third quarter, with evidence of a strong performance across all the eastern countries.
- This business unit ("B.U.") posted an Ebitda of €2.17m, partly thanks to strong demand and the renegotiation of leases at three hotels, which gave rise to €1.73m of accumulated savings.

Latin America

The positive trend showed showed in the first half has continued during the third quarter.

- In local currency terms:
    - In Argentina, during the first half, sales climbed 26.29% in comparable hotels, RevPar increased by 26.47% and ADR jumped 29.27%. However, this was at the expense of the occupancy, -2.16%.
    - In Mexico, year on year comparison sales has even improved at comparable hotels (+14.61% 9m versus 13.15% in first half). RevPar increased by 17.08%, occupancy gained 13.17% and prices rose 3.46%.
- EBITDA in Latin America gained 27%, reflecting improvements at the operating level. Although the exchange rate impact was fairly positive in the first six months of the year, this moderated during Q3.

SOTOGRANDE REAL ESTATE BUSINESS

- Sotogrande's real estate business reported total sales of €19.89m, 25% less than in the same period of previous year. The difference is explained by the product delivery schedule and a more limited number of plots sold, compared with houses and apartments.
- Sotogrande's Ebitda of €7.77m, versus €11.17m last year, is explained by the more difficult comparison due to the sale of a large plot for €3.4m in February last year.
- At end-June 2006, confirmed real estate sales not reflected in the accounts amounted to €99.7m, 7% more than in the first half, with an estimated margin of €39m. The majority of these sales were made in the residential development of "Ribera del Marlin" and "Los Cortijos de La Reserva". The figure for sales not reflected in the accounts at year-end 2005 was €79.9m.

nH HOTELES INVESTOR RELATIONS DEPARTMENT
NH HOTELES
Santa Engracia 120
28003 Madrid
España
t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

- With regard to the agreement reached at the NH Hoteles Annual General Meeting on 5th of May of 2006, a capital increase of €57,375,000 through the issue of 4,250,000 new shares has been and fully subscribed by Equity International Properties Ltd ("EIP") in exchange for 1,162,439 shares in Latinoamericana de Gestión Hotelera S.A. As a consequence of the capital increase, EIP holds 3.43% of NH Hoteles out of a total of 123,782,898 shares, enabling NH Hoteles to buy out the 35% minority interest in Latinoamericana de Gestión Hotelera, the investment subsidiary company of NH Hoteles in Latin America.

PORTFOLIO OF HOTELS AND EXPANSION PROJECTS

Hotels opened to date in 2006

Hotel	City, Country	Contract	# of rooms
NH Balago	Valladolid, Spain	Managed	159
NH Numancia (Room Extension)	Barcelona, Spain.	Leased	46
NH Berlin City West	Berlin, Germany	Leased	136
NH Santo Stefano	Turin, Italy	Managed	125
NH Hotel de Ville	Groningen, Holland	Leased	67
NH Cayo Coco	Cayo Coco, Cuba	Managed	690
NH Agustinos	Berriozar, Spain	Managed	60
NH Puerta de la Catedral	Salamanca, Spain	Leased	37
NHOW Milano	Milano, Italy	Leased	249
NH Kensington	London, UK	Leased	150
NH City (Room Extension)	Buenos Aires, Argentina	Owned	67
NH Berlin Frankfurter Allee	Berlin, Germany	Leased with Call Option	99
NH Hamburg Norge	Hamburg, Germany	Leased with Call Option	130
NH Kurfurstendam	Berlin, Germany	Leased	140
New Openings			2155

nH HOTELES

INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 [illegible] 27
f. +34 91 [illegible] 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

Total Portfolio and signed projects

27/24/2006	Rooms	Hotels		Call Option	Leased	Rooms	Owned	Rooms	Managed
TOTAL HOTELS OPEN									
ARGENTINA	1,129	8		0	0	0	8	1,129	0
URUGUAY	136	1		0	0	0	1	136	0
MEXICO	3,042	15		0	4	462	5	1,126	6
BRASIL	135	1		0	0	0	1	135	0
CHILE	122	1		0	0	0	1	122	0
CUBA	967	2		0	0	0	0	0	2
PORTUGAL	165	2		0	2	165	0	0	0
ESPAÑA	13,577	123		0	80	9,049	17	2,504	26
ITALY	750	3		0	2	625	0	0	1
ENGLAND	350	2		0	1	150	0	0	1
HOLLAND	5,619	30		1	11	1,551	18	3,988	1
BELGIUM	1,116	8		0	1	241	7	875	0
GERMANY	9,615	57		17	56	9,471	0	0	1
SWITZERLAND	562	4		0	2	330	2	232	0
AUSTRIA	973	6		3	6	973	0	0	0
HUNGARY	160	1		0	1	160	0	0	0
RUMANIA	161	2		0	1	83	0	0	1
POLAND	0	0		0	0	0	0	0	0
LUXEMBOURG	148	1		1	1	148	0	0	0
SOUTH AFRICA	240	2		0	1	198	1	42	0
TOTAL OPEN	38,967	269			167	23,260	60	10,247	39
TOTAL HOTELS SIGNED									
SPAIN	1,060	7			5	902	2	158	0
DOMINICAN REPUBLIC	860	2							2
MEXICO	945	4			0	0	2	275	2
ITALY	578	4			2	273	1	217	1
SENEGAL REP	310	2			0	0	0	0	2
FRANCE	245	1			1	245	0	0	0
ARGENTINA	221	1			0	0	1	221	0
CUBA	150	0			0	0	0	0	0
PORTUGAL	148	1			1	148	0	0	0
POLLAND	92	1			0	0	0	0	1
GERMANY	116	1			1	116	0	0	0
TOTAL SIGNED	4,725	24			10	1,684	6	871	8

NH Hoteles has a presence in 19 countries, with 262 hotels open totalling 37,948 rooms, and contracts signed for another 24 with a further 4,923 rooms. In the 286 hotels opened or signed for, 25.8% of the rooms are owned by the chain, 49% are leased, 8.2% are leased with a call option to buy the hotels and 16.4% are under management contracts.

The signed projects are part of the company's strategy to boost organic growth in the City hotel segment in the countries where NH Hoteles already has a strong presence, and in other countries where it has little or no presence such as Italy, Eastern Europe and the UK. NH Hoteles also wants to strengthen its position in leisure hotels, particularly top-end resorts in the Caribbean.